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                             KELLER & COMPANY, INC.
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX


August 5, 1996



The Board of Directors
Home City Federal Savings
 and Loan Association
63 W. Main Street
Springfield, OH 45502

Re:      Conversion Valuation Agreement

Attn:    Douglas L. Ulery, President


         Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of Home City Federal Savings and Loan Association, Springfield, Ohio (hereinafter referred to as HOME CITY FEDERAL), relating to the conversion of HOME CITY FEDERAL from a mutual to a stock institution. KELLER will provide a pro forma valuation of the market value of the shares to be sold in the proposed conversion of HOME CITY FEDERAL.

         KELLER is a financial consulting firm that primarily serves the financial institution industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an experienced conversion appraiser for filings with the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS"), and is also approved by the Internal Revenue Service as an expert in thrift stock valuations.

         KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements. KELLER will also be available to meet with any regulatory agency to review the appraisal.


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         The appraisal report will provide a detailed description of HOME CITY
FEDERAL, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of HOME CITY FEDERAL's market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group and adjustments to the appraised value will be made based on a comparison of HOME CITY FEDERAL with the comparable group.

         In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Circular (Prospectus), including the financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of HOME CITY FEDERAL; the economic and demographic conditions in HOME CITY FEDERAL'S existing marketing area; pertinent historical financial and other information relating to HOME CITY FEDERAL; a comparative evaluation of the operating and financial statistics of HOME CITY FEDERAL with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of Common Stock; the impact of the Conversion on HOME CITY FEDERAL's capital position and earnings potential; HOME CITY FEDERAL's proposed dividend policy; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by HOME CITY FEDERAL, and will not independently value the assets or liabilities of HOME CITY FEDERAL in order to prepare the appraisal.

         Upon completion of the conversion appraisal, KELLER will make a presentation to the Board of Directors of HOME CITY FEDERAL to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member. KELLER will attend any special members meeting, if requested, and will be available to attend community meetings and meet with the management and directorate to provide status presentations of the conversion appraisal.

         For its services in making this appraisal, KELLER's fee will be a flat fee of $15,000, including out-of-pocket expenses. The appraisal fee will include the preparation of one valuation update. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $15,000, the balance of which will be payable at the time of the completion of the appraisal.

         HOME CITY FEDERAL agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by HOME CITY FEDERAL or by an intentional omission by HOME CITY FEDERAL to state a material fact in the information so provided, except where KELLER has been negligent or at fault.

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         This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.


                                    KELLER & COMPANY, INC.


                                    By:  Michael R. Keller, President




                                    HOME CITY FEDERAL SAVINGS
                                    AND LOAN ASSOCIATION


                                    By:  Douglas L. Ulery, President


                                    Date:  August 12, 1996



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